                                                                 EXHIBIT 4(b)(i)



                                 [METLIFE LOGO]
                       METROPOLITAN LIFE INSURANCE COMPANY
                   One Madison Avenue, New York, NY 10010-3690

                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement forms a part of the certificate to which it is attached. The effective date of this Endorsement is the same as the date of issue shown on the certificate cover page (except in the case of a recharacterization as provided in the income tax regulations from a Roth IRA under this certificate).

Terms used in this Endorsement

(a)  "We" or the "Company", means Metropolitan Life Insurance Company
     ("MetLife").

(b) "Annuitant", "You", and "Your" refer to the measuring life who is also the owner of the annuity certificate.

The following provisions apply to a certificate which is issued on a qualified basis if the application indicates it is to be issued under the Internal Revenue Code of 1986, as amended, ("Code") Section 408(b). in the case of a conflict with any provision in the certificate or any other endorsements or riders (other than any endorsement or rider that takes effect after this one), the provisions of this endorsement will control. The following provisions apply in lieu of any provisions in the certificate to the contrary:

1.   The owner is the annuitant.

2.   This certificate is not transferable.

3. This certificate, and the benefits under it, cannot be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than to the issuer of the certificate.

4.   The annuitant's entire interest in this certificate is nonforfeitable.

5. This certificate is established for the exclusive benefit of the annuitant and the annuitant's beneficiary(ies).

6. Except in the case of a rollover contribution (as permitted by Code sections 402(c), 403(a)(4), 403(b)(8), or 408(d)(3)), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $2,000 for any taxable year.

     We may also accept additional amounts to the extent they are permitted, or become permitted, under the Code including without limitation an increase in the deductible amount under section 219(b)(1)(A).

7. No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

8. Distributions under the annuity payment options (income plans) in the certificate must commence to be distributed, no later than the first day of April following the calendar year in which the annuitant attains age 70-1/2 (required beginning date), over (a) the life of the annuitant, or the lives of the annuitant and his or her designated beneficiary, or (b) a period certain not extending beyond the life expectancy of the annuitant, or the joint and last survivor expectancy of the annuitant and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q & A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

G.20247-581

     All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an annuity payment option may not be recalculated.

     If you have not already chosen an income plan or made a full cash withdrawal, we will automatically send you information about income plans when you attain age 70. Unless you choose another income plan or choose to continue this certificate in effect, income payments will, subject to our administrative procedures at that time, commence for your life with payments guaranteed for a period of ten years. Payments under this or another income plan selected by you will commence within one year of your receipt of this information. If you do not choose an income plan or make a full cash withdrawal, we will assume that you are receiving all required distributions from other IRAs and, to the extent permitted by law, we will continue this certificate in effect until you direct us otherwise.

9. If required distributions are to be made in a form other than one of the income plans available under the certificate, then the entire value of the certificate will commence to be distributed no later than the first day of April following the calendar year in which the annuitant attains age 70 1/2 (required beginning date), over (a) the life of the annuitant, or the lives of the annuitant and his or her designated beneficiary, or (b) a period certain not extending beyond the life expectancy of the annuitant, or the joint and last survivor expectancy of the annuitant and his or her designated beneficiary.

     The amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the annuitant's benefit ("account balance") by the lesser of (1) the applicable life expectancy or (2) if the annuitant's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q & A-4 or Q & A-5, as applicable, of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after the death of the annuitant shall be distributed using the applicable life expectancy as the relevant divisor without regard to Proposed Income Tax Regulation Section 1.401(a)(9)-2.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the annuitant by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the annuitant and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the annuitant attains age 70-1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

10. An annuitant shall be permitted to withdraw the required distribution in any year from another individual retirement account or annuity maintained for the benefit of the annuitant in accordance with Notice 88-38. The annuitant shall be responsible in such instance for determining whether the minimum distribution requirements are met, and the company shall have no responsibility for such determination.

11. If the annuitant dies after distribution of benefits has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the annuitant's death or as otherwise allowed under Code Section 401(a)(9) and the regulations thereunder.

     If the annuitant dies before distribution of benefits commences, the entire amount payable to the beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the annuitant's death except to the extent that an election is made to receive distributions in accordance with (a) or (b) below:

     (a) if any portion of the certificate proceeds is payable to a designated beneficiary, distributions may be made in installments over the life or over a period not extending beyond the life expectancy of the designated beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the annuitant died;

     (b) if the designated beneficiary is the annuitant's surviving spouse, and benefits are to be distributed in accordance with (i) above, distributions must begin on or before the later of (a) December 31 of the calendar year immediately following the calendar year in which the annuitant died or (b) December 31 of the calendar year in which the annuitant would have attained age 70-1/2;

     If the designated beneficiary is the annuitant's surviving spouse, the spouse may instead treat the certificate as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the certificate, makes a rollover to or from such certificate, or fails to elect any of the above provisions.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the annuitant's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated beneficiary, life expectancies shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated. Life expectancy for distributions under an income plan available under the certificate may not be recalculated.

     Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations or as otherwise provided under the Code or regulations thereunder.

     The beneficiary may continue the certificate in your name during the period that distributions are being made under this section 11. In which case, any additional amounts attributable to the death benefit that are added to the account balance will be proportionally allocated to each balance in an investment division or the Fixed Interest Account. Your beneficiary may not make additional contributions but may make transfers or withdrawals, to the extent otherwise permitted under this certificate after your death.

12. The company shall furnish annual calendar year reports concerning the status of the annuity.

13. If we do not receive an initial contribution within 120 days of the certificate issue date, this certificate may be canceled. Also, we may, if permitted by law, cancel your certificate by paying you its account balance if (a) we do not receive any contributions under your certificate for over 36 consecutive months; (b) the account balance is less than $2,000; and (c) such account balance if accrued with interest to age 85 at the minimum interest rate specified in question 5 will provide an income payment of less than $20 per month if calculated under the basis described in Exhibit B.

14.  In order to continue to qualify this annuity certificate as an IRA under section 408(b) and to comply with Federal income tax rules, we have the right to interpret its provisions in accordance with the Code, including without limitation section 408(b), section 401(a)(9) and the regulations thereunder. We may amend this certificate to reflect changes in the tax law. We will notify you of any such amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

                       Metropolitan Life Insurance Company



                                                    /s/ Gwenn L. Carr

                                                    Gwenn L. Carr
                                                    Vice-President and Secretary